Exhibit 99.1

Alibaba Group Announces March Quarter and Full Fiscal Year 2020 Results

Hangzhou, China, May 22, 2020 — Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988, “Alibaba” or “Alibaba Group”) today announced its financial results for the quarter and fiscal year ended March 31, 2020.

“Alibaba achieved the historic milestone of US$1 trillion in GMV across our digital economy this fiscal year,” said Daniel Zhang, Chairman and Chief Executive Officer of Alibaba Group. “Our overall business continued to experience strong growth, with a total annual active consumer base of 960 million globally, despite concluding the fiscal year with a quarter impacted by the economic effects of the COVID-19 pandemic. The pandemic has fundamentally altered consumer behavior and enterprise operations, making digital adoption and transformation a necessity. We are well positioned and prepared to help large and small businesses across a wide spectrum of industries achieve the digital transformation they need to survive this difficult period and eventually prevail in the new normal. By focusing on the long term and investing in value creation for our consumers and business customers, we believe we will emerge from this crisis stronger and be ready to capture more growth in the future.”

“Despite a challenging quarter due to reduced economic activities in light of the COVID-19 pandemic in China, we achieved our annual revenue guidance of over RMB500 billion. Revenue growth of 35% year-over-year was driven by solid performance of our domestic retail businesses as well as robust cloud computing revenue growth,” said Maggie Wu, Chief Financial Officer of Alibaba Group.  “Our adjusted EBITDA grew 29% year-over-year, reflecting our discipline in allocating resources to key strategic growth areas while optimizing costs and improving efficiency. Although the pandemic negatively impacted most of our domestic core commerce businesses starting in late January, we have seen a steady recovery since March. Based on our current view of Chinese domestic consumption and enterprise digitization, we expect to generate over RMB650 billion in revenue in fiscal year 2021.”

BUSINESS HIGHLIGHTS

In the quarter ended March 31, 2020:

•                  Revenue was RMB114,314 million (US$16,144 million), an increase of 22% year-over-year.

•                  Annual active consumers on our China retail marketplaces reached 726 million, an increase of 15 million from the 12-month period ended December 31, 2019.

•                  Mobile MAUs on our China retail marketplaces reached 846 million in March 2020, an increase of 22 million over December 2019.

•                  Income from operations was RMB7,131 million (US$1,007 million), a decrease of 19% year-over-year, primarily due to the impact of the COVID-19 pandemic. Adjusted EBITDA, a non-GAAP measurement, increased 1% year-over-year to RMB25,440 million (US$3,593 million).

•                  Net income attributable to ordinary shareholders was RMB3,162 million (US$447 million), a decrease of 88% year-over-year, and net income was RMB348 million (US$49 million), a decrease of 99% year-over year.  The year-over-year decrease was primarily due to a net loss in investment income, mainly reflecting decreases in the market prices of our equity investments in publicly-traded companies, compared to a net gain recorded in the same quarter of 2019. Non-GAAP net income, which excludes the above-mentioned loss and gain, was RMB22,287 million (US$3,148 million), an increase of 11% year-over-year.

•                  Diluted earnings per ADS was RMB1.16 (US$0.16) and non-GAAP diluted earnings per ADS was RMB9.20 (US$1.30), an increase of 7% year-over-year.  Diluted earnings per share was RMB0.14 (US$0.02 or HK$0.15) and non-GAAP diluted earnings per share was RMB1.15 (US$0.16 or HK$1.26), an increase of 7% year-over-year.

•                  Net cash provided by operating activities was RMB2,164 million (US$306 million), compared to RMB18,553 million in the same quarter of 2019, and non-GAAP free cash flow was an outflow of RMB4,214 million (US$595 million), compared to an inflow of RMB10,714 million in the same quarter of 2019. The year-over-year decreases were mainly due to the effect of the one-off AliExpress Payment Services Restructuring, as discussed in further detail in the section entitled “Cash Flow from Operating Activities and Free Cash Flow” below. Excluding the effect of the AliExpress Payment Services Restructuring, non-GAAP free cash flow for the quarter would have been an inflow of RMB1,977 million (US$279 million).

In the fiscal year ended March 31, 2020:

•                  Revenue was RMB509,711 million (US$71,985 million), an increase of 35% year-over-year.

•                  Annual active consumers for the Alibaba Digital Economy reached 960 million globally, including 780 million consumers in China and 180 million consumers outside China. Annual active consumers on our China retail marketplaces reached 726 million, an increase of 72 million from the 12-month period ended March 31, 2019.

•                  Mobile MAUs on our China retail marketplaces reached 846 million in March 2020, an increase of 125 million over March 2019.

•                  GMV transacted in the Alibaba Digital Economy was RMB7,053 billion (US$1 trillion) for fiscal year 2020, which mainly included China retail marketplaces GMV of RMB6,589 billion (US$945 billion), as well as international retail marketplaces and local consumer services GMV.

•                  Income from operations was RMB91,430 million (US$12,912 million), an increase of 60% year-over-year. Adjusted EBITDA, a non-GAAP measurement, increased 29% year-over-year to RMB157,659 million (US$22,266 million). Adjusted EBITA, a non-GAAP measurement, increased 28% year-over-year to RMB137,136 million (US$19,367 million).

•                  Adjusted EBITA for core commerce was RMB165,800 million (US$23,415 million), an increase of 22% year-over-year.  Our marketplace-based core commerce adjusted EBITA, a non-GAAP measurement, increased 19% year-over-year to RMB192,771 million (US$27,224 million).

•                  Net income attributable to ordinary shareholders was RMB149,263 million (US$21,080 million), and net income was RMB140,350 million (US$19,821 million).  Non-GAAP net income was RMB132,479 million (US$18,710 million), an increase of 42% year-over-year.

•                  Diluted earnings per ADS was RMB55.93 (US$7.90) and non-GAAP diluted earnings per ADS was RMB52.98 (US$7.48), an increase of 38% year-over-year.  Diluted earnings per share was RMB6.99 (US$0.99 or HK$7.65) and non-GAAP diluted earnings per share was RMB6.62 (US$0.93 or HK$7.25), an increase of 38% year-over-year

•                  Net cash provided by operating activities was RMB180,607 million (US$25,507 million) and non-GAAP free cash flow was RMB130,914 million (US$18,489 million).

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

BUSINESS AND STRATEGIC UPDATES

Alibaba Digital Economy

The consumer commerce businesses of the Alibaba Digital Economy, mainly comprised of our China retail marketplaces, international retail marketplaces and local consumer services, reached RMB7,053 billion (US$1 trillion) of GMV in the twelve months ended March 31, 2020.  In September 2019, on the occasion of Alibaba’s 20th anniversary, we set our strategic goals for the next five years, consistent with our mission “to make it easy to do business anywhere,” to:

•                  Continue to expand our globalization efforts;

•                  Serve more than 1 billion Chinese consumers; and

•                  Facilitate more than RMB10 trillion of consumption on our platforms.

These five-year goals are guide posts that will help us achieve our vision for 2036 to:

•                  Serve 2 billion global consumers;

•                  Enable 10 million businesses to be profitable; and

•                  Create 100 million jobs.

We manage our consumer-facing businesses as one integrated platform serving one user base with access to our various offerings. For the twelve months ended March 31, 2020, 780 million consumers in China purchased goods or services on our China retail, local consumer services and digital media and entertainment platforms. These consumers account for around 85% and 40% of the Chinese population in developed and less developed areas, respectively.  We have also expanded into international markets, with over 180 million annual active consumers on our international retail marketplaces.  Our digital infrastructure, such as smart logistics and cloud computing, which cuts across platforms to serve our major commerce, local services and entertainment businesses, gives us unparalleled and unique insights to meet changing consumer demands. Through the Alibaba Business Operating System (ABOS), we offer our data technologies and analytics to help our enterprise customers and partners achieve digital transformation.

COVID-19 Pandemic

Business Customer Support Programs

Starting in late January 2020, the COVID-19 pandemic triggered a series of lockdowns, social distancing requirements and travel restrictions that drastically reduced economic activities in China.  In the initial phase of the crisis in China, the most pressing concern of all enterprises was business continuity — solving for issues like minimizing supply chain disruptions, cutting costs, identifying new revenue opportunities, improving cash flow and managing a remote workforce.  We helped our merchant customers to overcome these challenges and took proactive measures to fulfill our mission.

Starting in February, together with Ant Financial, we implemented a comprehensive set of financial and business support measures to help alleviate the near-term challenges faced by our business customers and partners.

•                  Financial support — We worked with Ant Financial and other partners to advance RMB128 billion to provide liquidity to our merchants and to facilitate over RMB12 billion in 12-month loans with preferential interest rates (each as of April 30, 2020) to merchants who sell through our China retail marketplaces.

•                  Business support — Alibaba’s domestic and international businesses provided billions of Renminbi in value in the form of subsidies and technical support to our merchants and users, including waivers of platform technology fees, annual service fees and warehousing fees, reduction of commissions and logistics costs, as well as free support for remote work and education programs through DingTalk, our digital collaboration platform for enterprises and schools all over the world.

•                  New initiatives — In April 2020, we launched our “2020 Spring Thunder” initiative, which aims to:

•                  help export-oriented SMEs to explore opportunities in the China domestic market through our China retail marketplaces, as well as expand into new markets through our international wholesale and retail marketplaces, such as Alibaba.com and AliExpress;

•                  develop digitalized manufacturing clusters;

•                  accelerate the digital transformation of China’s agriculture sector; and

•                  alleviate financing challenges faced by SMEs by working with Ant Financial and its partners.

Social Responsibility

We leveraged our platform technology and other resources across our ecosystem to support those impacted by the COVID-19 pandemic within China and around the world.

•                  Donations of PPE and equipment — Through their combined efforts, the Alibaba Foundation, the Jack Ma Foundation and the Joe and Clara Tsai Foundation donated over 200 million units of personal protective equipment, testing kits and ventilators to over 150 countries and regions. Tmall Global, Tmall Supermarket, Alibaba.com and Lazada sourced, verified and procured many of these scarce supplies.

•                  Delivery of medical supplies — Our logistics subsidiary Cainiao delivered medical supplies to destinations around the world through its extensive global logistics network of airport hubs, customs clearance operations, trucking companies and local delivery personnel.

•                  Knowledge sharing — The Alibaba Foundation and Jack Ma Foundation jointly established an online exchange called the Global MediXchange for Combating COVID-19 (GMCC) to facilitate sharing of best practices and knowledge for fighting the pandemic among medical professionals around the world in real-time in 11 languages. Close to 10,000 healthcare workers from 120 countries and regions have joined the GMCC.

•                  Fund for medical and related supplies — Within China, we established a new RMB1 billion special fund to procure medical and related supplies for parts of the country affected by the COVID-19 pandemic.

•                  AI technology — We made available AI technology to over 550 hospitals in China to help improve the speed and efficiency of their COVID-19 diagnosis using CT scans.

•                  Jobs — Freshippo, Ele.me and Koubei launched employee-sharing initiatives to temporarily hire furloughed employees of businesses in negatively impacted service sectors, including restaurants, hotels, movie theaters and department stores.

Financial and Operational Impact on our Businesses

During the quarter, businesses in China and around the world, including merchants on our platforms and logistics companies, have been unable to conduct normal activities due to disruptions in supply chain and workforce availability. The substantial decline in business activities starting in late January in China negatively affected most of our domestic core commerce businesses, such as our China retail marketplaces and local consumer services businesses, while our key international commerce businesses began to experience a negative impact in February.

During the March quarter, some of our businesses experienced slowing or negative year-over-year growth due to the pandemic.

•                  China retail marketplaces — Tmall online physical goods GMV, excluding unpaid orders, grew 10% year-over-year, driven by growth of fast-moving consumer goods (“FMCG”), including daily necessities and household goods, and resilient demand for consumer electronics, which together grew approximately 25% year-over-year, offset by negative growth in other major categories such as apparel and accessories, home furnishing and auto parts. Combined customer management and commission revenues grew 1% year-over-year, reflecting an increase of 3% in customer management revenue and a decrease of 2% in commission revenue.

•                  Local consumer services — Our local consumer services business recorded an 8% year-over-year revenue decline during the quarter ended March 31, 2020, reflecting mass closure of restaurants and local merchants.

•                  International retail marketplaces — AliExpress revenue growth was significantly slower year-over-year, primarily due to supply chain and logistics disruptions that negatively impacted GMV growth from sales to North and South America and Europe. Lazada experienced some negative impact in certain countries beginning in March, but order growth remained strong.

•                  Other businesses — Our businesses that involve travel, transportation and offline entertainment, including Fliggy, Alibaba Pictures, Damai and Amap, have all been negatively impacted by the pandemic.

While the magnitude of near-term financial impact differs by business, the growth of our domestic businesses started to recover in March. Tmall online physical goods GMV, excluding unpaid orders, saw a strong recovery in April and continue to further improve in May. Similarly, Ele.me food delivery GMV growth turned positive in April as lockdown measures eased, restaurants began reopening and people began returning to work in China.  For our international commerce businesses, which represented 7% of total revenue in fiscal year 2020, the timing and pace of recovery is still uncertain as demand in countries outside China remains soft. It is not possible to determine the ultimate impact of the COVID-19 pandemic on our business operations and financial results, which is highly dependent on numerous factors, many of which we are not able to predict or control. See the section entitled “Guidance” below for further details.

Business Opportunities

The COVID-19 pandemic created opportunities for consumer adoption of a broader digital lifestyle and the shift to online purchase of daily necessities.  More businesses are adopting new digital tools and solutions to grow and manage their operations.  Over the years, Alibaba has pioneered and developed businesses that allow us to capture the long-term benefits of these trends, including:

•                  Accelerated merchant on-boarding — We have seen a growing range of offline merchants going online, as well as increased adoption by existing merchants of new ways to engage with and sell to consumers. For example, daily active merchants using livestreaming on Taobao Live grew 88% year-over-year for the three months ended March 31, 2020.

•                  New Retail (grocery category) — Freshippo’s revenue showed strong growth in February and March driven by an increased number of online customers, higher purchase frequency and larger order size. For the quarter ended March 31, 2020, online purchases represented approximately 60% of Freshippo’s GMV, up by 10 percentage points year-over-year.  Our Taoxianda (淘鲜达) business, which enables on-demand delivery for our partner grocery retailers with physical stores, also generated increased online revenue for these stores.

•                  DingTalk — DingTalk is a platform that offers new ways of working, sharing and collaborating for modern enterprises and organizations.  Millions more enterprises and users in China are now using DingTalk to stay connected and work remotely. In the month of March, DingTalk’s average daily active users on workdays reached 155 million. DingTalk also made significant penetration in the education sector as schools adopted the platform for their teachers and students. In March, DingTalk conducted on average over one million active classroom sessions each workday.

•                  Cainiao Post — Cainiao Post, which operates a network of neighborhood stations, campus stations and smart pick-up lockers, helped consumers and delivery personnel during this period of logistics disruptions. In March, as social distancing measures remained in place, we saw robust adoption of Cainiao Post by consumers who needed convenient and contactless pick-up and delivery options in their neighborhoods.  In March 2020, daily packages handled by Cainiao Post’s neighborhood stations grew over 100% year-over-year.

Core Commerce

China retail marketplaces — broad product selections and enhanced user experience result in higher purchase frequency from a large-scale consumer base.

Consumers — the largest consumer platform in China with improving purchase frequency

In fiscal year 2020, our China retail marketplaces achieved strong results reflecting our strategic focus on user acquisition and engagement as well as on increasing our offerings of value-for-money products.  In March 2020, our China retail marketplaces had 846 million mobile MAUs, representing an annual and quarterly net increase of 125 and 22 million, respectively.  Annual active consumers on our China retail marketplaces was 726 million for the 12 months ended March 31, 2020, representing an annual and quarterly net increase of 72 million and 15 million, respectively.  In fiscal year 2020, over 70% of new annual active consumers were from less developed areas.

The longer consumers have been with us, the more orders they place, across a more diverse range of product categories, and as a result we experience increasing average spend per user on our China retail marketplaces.  In fiscal year 2020, GMV growth of our China retail marketplaces was driven by robust increase in annual active consumers and greater purchase frequency per consumer.

Product Supply — largest online physical goods platform in the world with the most comprehensive product offering that caters to the needs of different consumer segments

The Alibaba Digital Economy has a comprehensive range of products and services made available by tens of millions of merchants and ecosystem partners to meet the diverse demands of our large-scale consumer base. We continually work to secure relevant and new products, such as increasing our range of branded and imported products, going upstream to directly source fresh agricultural products, and expanding the breadth of selection of value-for-money and long-tail products. Having a broad product range is the key to our consumer segmentation and category expansion strategy.

Tmall online physical goods GMV, excluding unpaid orders, grew 23% year-over-year in fiscal year 2020. In addition to Tmall, we have multiple fast growing platforms, including Juhuasuan (聚划算) and Taobao Deals (特价版), that offer attractively priced products from brands, retailers and factories. Idle Fish is the largest C2C community and marketplace in China for long-tail products, including second-hand, recycled, refurbished and for-rent products, with approximately RMB200 billion GMV in fiscal year 2020.

Engagement — the largest digital commerce platform in China enabled by unrivalled consumer insights and proprietary data technology

In March 2020, over 300 million daily active users came to our China retail marketplaces to browse and purchase from billions of listings.  The massive amount of user and merchant activities taking place every day on our China retail marketplaces generate significant consumer insights. By leveraging proprietary AI and data technology, we are able to build on these deep consumer insights to provide more accurate search results and relevant recommendation feeds that enhance the shopping experience for our consumers.

The Taobao app is the largest social commerce platform in China, offering rich, highly relevant and curated content and features that enable merchants to engage with consumers through live-streaming, short-form videos, interactive games and microblogs.  For example, Taobao Live, where merchants and key opinion leaders (“KOLs”) use live-streaming to market to their fans and customers, has become one of the fastest growing sales formats on our China retail marketplaces.  In the fiscal year ended March 2020, GMV generated from live-streaming grew over 100% year-over-year.

New Retail — developing new business models to enable digital transformation of brick-and-mortar retailing.

Creating the new — Our self-operated grocery retail chain Freshippo (known as “Hema” in Chinese) continues to achieve robust same-store sales growth, expand its footprint, optimize its stores and introduce new initiatives to improve customer experience.  In fiscal year 2020, Freshippo strengthened its direct procurement of agricultural products and built a nationwide cold chain logistics network in order to support its rapid growth.  As of March 31, 2020, we had 207 self-operated Freshippo stores in China, primarily located in tier one and tier two cities.

Transforming the old — Taoxianda, our online-offline retail integration service provider for grocery retailer partners with physical stores, puts us at the forefront of transforming the retail industry by digitalizing all aspects of store-based operations.  By digitalizing SunArt’s hypermarket stores, Taoxianda has contributed to an increase in SunArt’s online revenue.  In the twelve months ended March 31, 2020, Alibaba commerce platforms — primarily Taoxianda — generated and enabled around 10% of SunArt’s total revenue.

Local consumer services — ecosystem synergy and focus on market share gains in lower tier cities.

Our local consumer service business continues to expand our China retail offerings from shopping to services, further tapping into new addressable markets for consumption in China.  We are leveraging resources and technology in the Alibaba Digital Economy to benefit our local consumer services business.  For example, in the fiscal year and quarter ended March 31, 2020, over 40% of new food delivery customers came from the Alipay app.

Cainiao Network — enabling greater efficiency and cost savings for merchants and other Alibaba businesses. Cainiao Network continues to focus on improving domestic and international one-stop-shop logistics services and supply chain management solutions for the Alibaba Digital Economy.  We are seeing increased adoption of “Fulfilled by Cainiao” services from our fast growing cross-border businesses, including AliExpress and Tmall Global. Cainiao Network has developed robust import fulfilment solutions for Tmall Global by utilizing a combination of bonded warehouses in China and direct shipment from foreign countries. During fiscal year 2020, Cainiao Network used data insights and improved efficiency to lower fulfillment costs per order for our direct sales businesses, such as Tmall Supermarket, as these businesses increased their logistics volumes.

International — building foundation for long-term growth.  Our cross-border and international retail businesses continued to show strong growth in fiscal year 2020, as we only started to experience the negative impacts of the COVID-19 pandemic in February.  In the twelve months ended March 31, 2020, Lazada, AliExpress and other international retail businesses had a total of more than 180 million annual active consumers.

Lazada — In fiscal year 2020, Lazada, our Southeast Asian e-commerce platform, saw robust growth momentum in its marketplace business, driven by strong order volume, which increased over 100% year-over-year, reflecting strong user growth and improved purchase conversion rate as we continued to broaden our product assortment. Lazada’s order growth remained strong despite movement control orders imposed by governments in response to the COVID-19 pandemic. Lazada introduced a stimulus package across Southeast Asia to help SMEs start online businesses. There was strong adoption of consumer engagement tools, especially livestreaming, by brands and sellers to engage with consumers and diversify revenue channels to compensate for drop in offline retail activities.

AliExpress — AliExpress delivered robust user and GMV growth in the first ten months of fiscal year 2020.  Starting in February 2020, AliExpress GMV growth declined as a result of the COVID-19 pandemic, primarily due to supply chain and logistics disruptions that impacted GMV growth in North and South America and Europe.

Cloud Computing

Alibaba Cloud has maintained its leadership position in Asia Pacific’s cloud computing market by developing technology and business solutions that enable the digital transformation of businesses across industries in the public and private sectors.  According to Gartner (April 2020), Alibaba Cloud is the largest cloud computing service provider in the Asia Pacific region, as measured by market share for IaaS (Infrastructure as a Service) and IUS (Infrastructure Utility Service).

Cloud computing revenue grew 58% year-over-year to RMB12,217 million (US$1,725 million) in the quarter ended March 31, 2020 and 62% year-over-year in fiscal year 2020 to RMB 40,016 million (US$5,651 million), primarily driven by increased revenue contribution from both our public cloud and hybrid cloud businesses.

Digital Media and Entertainment

The digital media and entertainment segment revenue grew 5% year-over-year in the quarter ended March 31, 2020 and 12% year-over-year in fiscal year 2020 as the industry underwent rationalization and tighter regulatory scrutiny on content.  Youku continued to focus on delivering a superior user experience and increasing paying subscribers.  Youku’s daily average subscriber base continued to grow at a healthy rate, increasing over 50% and 60% year-over-year during fiscal year 2020 and the March 2020 quarter, respectively.  The increases in paying subscribers were driven by our offerings of original and exclusive content, our effective targeting of new subscribers and a greater contribution from the 88VIP membership program on our China retail marketplaces.  We invested in original and exclusive content while ensuring cost efficiencies and return on investment, which resulted in narrowing annual adjusted EBITA losses year-over-year in fiscal year 2020.

Cash Flow from Operating Activities and Free Cash Flow

In the fiscal year ended March 31, 2020, net cash provided by operating activities was RMB180,607 million (US$25,507 million), an increase of 20% compared to RMB150,975 million in the fiscal year 2019. Free cash flow, a non-GAAP measurement of liquidity, in fiscal year 2020 increased by 25% to RMB130,914 million (US$18,489 million), from RMB104,478 million in fiscal year 2019, primarily due to our robust profitability growth.

In the quarter ended March 31, 2020, net cash provided by operating activities was RMB2,164 million (US$306 million), a decrease of 88% compared to RMB18,553 million in the same quarter of 2019. Free cash flow, a non-GAAP measurement of liquidity, was an outflow of RMB4,214 million (US$595 million), compared to an inflow of RMB10,714 million in the same quarter of 2019. The year-over-year decreases of RMB16,389 million in net cash provided by operating activities and RMB14,928 million in free cash flow, respectively, were primarily due to a decrease of RMB7,651 million in connection with the AliExpress Payment Services Restructuring (as further explained below), as well as an increase in the amount of total refunds of annual service fee deposits from merchants of RMB2,688 million because more merchants achieved their agreed GMV targets in 2019. Excluding the effect of the AliExpress Payment Services Restructuring, non-GAAP free cash flow for the quarter would have been an inflow of RMB1,977 million (US$279 million).

Starting in the quarter ended September 30, 2019, because of a change in regulatory requirements, AliExpress began the process of restructuring payment related services provided to merchants on its platform (the “AliExpress Payment Services Restructuring”). Pursuant to this restructuring, AliExpress will no longer hold consumer funds before their release to merchants upon completion of the relevant transactions. Starting in the September 2019 quarter, as a result of the restructuring, we started to de-recognize these client fund balances from our balance sheet. This de-recognition, a significant portion of which were completed during this quarter, resulted in cash outflows from operating activities. We expect the restructuring will be substantially completed in the quarter ending June 30, 2020. The client fund balances accounted for RMB8.4 billion and RMB3.1 billion (US$438 million) of restricted cash and escrow receivables on our balance sheet as of March 31, 2019 and March 31, 2020, respectively.

A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Guidance

The guidance below is a forward-looking statement that reflects assumptions that we believe to be reasonable as of the date of this announcement and involve inherent risks and uncertainties, many of which we are not able to predict or control. In particular, it is not possible to determine the ultimate impact of the COVID-19 pandemic on our business operations and financial results, which is highly dependent on numerous factors, including: the duration and spread of the pandemic and any resurgence of COVID-19 in China or elsewhere, actions taken by governments, domestically and in international relations, the response of businesses and individuals to the pandemic, the impact of the pandemic on business and economic conditions in China and globally, consumer demand, our ability and the ability of merchants, retailers, logistics service providers and other participants in the Alibaba Digital Economy to continue operations in areas affected by the pandemic and our efforts and expenditures to support merchants and partners and ensure the safety of our employees.

Based on our current view of Chinese domestic consumption and enterprise digitization, and subject to the uncertainties highlighted above and those under the section entitled “Safe Harbor Statements” below, we expect to generate over RMB650 billion in revenue in fiscal year 2021.

KEY OPERATIONAL METRICS*

	March 31,	December	March 31,	Net adds
	2019	31, 2019	2020	YoY	QoQ

China Commerce Retail:
Annual active consumers(1) (in millions)	654	711	726	72	15
Mobile monthly active users (MAUs)(2) (in millions)	721	824	846	125	22

*                 For definitions of terms used but not defined in this results announcement, please refer to our annual report on Form 20-F for the fiscal year ended March 31, 2019.

(1)         For the twelve months ended on the respective dates.

(2)         For the month ended on the respective dates.

MARCH QUARTER SUMMARY FINANCIAL RESULTS

	Three months ended March 31,
	2019	2020
	RMB	RMB	US$(1)	YoY % Change
	(in millions, except percentages and per share amounts)

Revenue	93,498	114,314	16,144	22%

Income from operations	8,765	7,131	1,007	(19)%
Operating margin	9%	6%
Adjusted EBITDA(2)	25,166	25,440	3,593	1%
Adjusted EBITDA margin(2)	27%	22%
Adjusted EBITA(2)	20,757	19,827	2,800	(4)%
Adjusted EBITA margin(2)	22%	17%

Net income	23,379	348	49	(99	)%(3)
Net income attributable to ordinary shareholders	25,830	3,162	447	(88	)% (3)
Non-GAAP net income(2)	20,056	22,287	3,148	11%

Diluted earnings per share(4)	1.23	0.14	0.02	(89	)% (3)
Diluted earnings per ADS(4)	9.84	1.16	0.16	(88	)% (3)
Non-GAAP Diluted earnings per share(2) (4)	1.07	1.15	0.16	7%
Non-GAAP Diluted earnings per ADS(2) (4)	8.57	9.20	1.30	7%

(1)         This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) and Hong Kong dollars (“HK$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB7.0808 to US$1.00, the exchange rate on March 31, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK$ were made at RMB0.9137 to HK$1.00, the middle rate on March 31, 2020 as published by The People’s Bank of China. The U.S. dollar amounts of annual GMV for fiscal year 2020 presented in this results announcement represent the sums of GMV in U.S. dollars for the quarters ended June 30, September 30 and December 31, 2019 and March 31, 2020, each converted from the RMB amounts at the average daily exchange rate for each relevant quarter. The percentages stated in this announcement are calculated based on the RMB amounts and there may be minor differences due to rounding.

(2)         See the sections entitled “Information about Segments,” “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(3)         The year-over-year decrease was primarily due to a net loss in investment income, mainly reflecting decreases in the market prices of our equity investments in publicly-traded companies, compared to a net gain recorded in the same quarter of 2019.

(4)         Each ADS represents eight ordinary shares. See the section entitled “Share Subdivision and ADS Ratio Change” for more information.

MARCH QUARTER INFORMATION BY SEGMENTS

The table below sets forth selected financial information of our operating segments for the periods indicated:

	Three months ended March 31, 2020
	Core commerce		Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	93,865		12,217	5,944	2,288	—	114,314	16,144

Income (loss) from operations	20,166		(1,757)	(4,491)	(4,022)	(2,765)	7,131	1,007
Add: Share-based compensation expense	4,353		1,570	726	936	1,067	8,652	1,222
Add: Amortization and impairment of intangible assets	3,607		8	387	23	19	4,044	571

Adjusted EBITA	28,126	(2)	(179)	(3,378)	(3,063)	(1,679)	19,827	2,800
Adjusted EBITA margin	30%		(1)%	(57)%	(134)%		17%

	Three months ended March 31, 2019
	Core commerce		Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	78,894		7,726	5,671	1,207	—	93,498

Income (loss) from operations	21,632		(1,036)	(3,854)	(3,270)	(4,707)	8,765
Add: Share-based compensation expense	3,054		869	691	1,318	1,178	7,110
Add: Amortization of intangible assets	2,798		3	335	20	47	3,203
Add: Settlement of U.S. federal class action lawsuit	—		—	—	—	1,679	1,679

Adjusted EBITA	27,484	(2)	(164)	(2,828)	(1,932)	(1,803)	20,757
Adjusted EBITA margin	35%		(2)%	(50)%	(160)%		22%

(1)         Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

(2)         Marketplace-based core commerce adjusted EBITA decreased 2% year-over-year to RMB33,990 million (US$4,800 million). A reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA is included at the end of this results announcement.

MARCH QUARTER OPERATIONAL AND FINANCIAL RESULTS

Revenue

Revenue for the quarter ended March 31, 2020 was RMB114,314 million (US$16,144 million), an increase of 22% compared to RMB93,498 million in the same quarter of 2019. The increase was mainly driven by the solid revenue growth of our China commerce retail business and robust revenue growth of cloud computing.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended March 31,
	2019		2020
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)
Core commerce:
China commerce retail
- Customer management	30,119	32%	30,906	4,365	27%	3%
- Commission	14,790	16%	14,500	2,048	13%	(2)%
- Others(1)	13,532	15%	25,499	3,601	22%	88%
	58,441	63%	70,905	10,014	62%	21%
China commerce wholesale	2,547	3%	2,787	394	3%	9%
International commerce retail	4,944	5%	5,353	756	5%	8%
International commerce wholesale	2,133	2%	2,458	347	2%	15%
Cainiao logistics services	3,861	4%	4,951	699	4%	28%
Local consumer services	5,266	5%	4,841	684	4%	(8)%
Others	1,702	2%	2,570	362	2%	51%
Total core commerce	78,894	84%	93,865	13,256	82%	19%

Cloud computing	7,726	8%	12,217	1,725	11%	58%
Digital media and entertainment	5,671	6%	5,944	840	5%	5%
Innovation initiatives and others	1,207	2%	2,288	323	2%	90%
Total	93,498	100%	114,314	16,144	100%	22%

(1)         “Others” revenue under China commerce retail is primarily generated by our New Retail and direct sales businesses, comprising mainly Freshippo, Tmall Supermarket, direct import and Intime.

Core commerce

•                  China commerce retail business

Revenue from our China commerce retail business in the quarter ended March 31, 2020 was RMB70,905 million (US$10,014 million), an increase of 21% compared to RMB58,441 million in the same quarter of 2019. Combined customer management and commission revenues grew 1% year-over-year, reflecting an increase of 3% in customer management revenue and a decrease of 2% in commission revenue. The growth of customer management revenue was primarily due to the increase in revenue from recommendation feeds and Taobao Live, partly offset by a decrease in volume of paid clicks and average unit price per click in search monetization as a result of the impact of the COVID-19 pandemic.

Although Tmall online physical goods GMV, excluding unpaid orders, grew by 10% year-over-year, commission revenue decreased by 2%. The decline in commission revenue was primarily due to the impact of the COVID-19 pandemic, including the cancellation of orders as a result of logistics disruption in February, weakness in the apparel category and our waiver of annual service fees for the first half of 2020 as part of our support to merchant customers.

“Others” revenue under China commerce retail business was RMB25,499 million (US$3,601 million), a significant increase compared to RMB13,532 million in the same quarter of 2019, primarily driven by contributions from direct sales businesses, including Freshippo and Tmall Supermarket, as well as our consolidation of Kaola starting in September 2019.

We expect that the proportion of revenue of our direct sales businesses will continue to increase as we further implement our New Retail strategy.

•                  China commerce wholesale business

Revenue from our China commerce wholesale business in the quarter ended March 31, 2020 was RMB2,787 million (US$394 million), an increase of 9% compared to RMB2,547 million in the same quarter of 2019. The increase was primarily due to an increase in revenue from Lingshoutong, a digital sourcing platform that connects FMCG brand manufacturers and their distributors directly to local mom-and-pop stores in China, as well as an increase in average revenue from paying members on 1688.com, our domestic wholesale marketplace.

•                  International commerce retail business

Revenue from our international commerce retail business in the quarter ended March 31, 2020 was RMB5,353 million (US$756 million), an increase of 8% compared to RMB4,944 million in the same quarter of 2019. The increase was primarily due to the growth in revenues generated by Lazada and Trendyol, which was partially offset by the exclusion of revenue from the AliExpress Russia businesses, which we deconsolidated upon the formation of a Russian joint venture in October 2019. In addition to the exclusion of revenue from the AliExpress Russia businesses, AliExpress revenue growth during the quarter was significantly slower year-over-year, primarily due to supply chain and logistics disruptions caused by the COVID-19 pandemic that negatively impacted GMV growth from sales to North and South America and Europe.

•                  International commerce wholesale business

Revenue from our international commerce wholesale business in the quarter ended March 31, 2020 was RMB2,458 million (US$347 million), an increase of 15% compared to RMB2,133 million in the same quarter of 2019. The increase was primarily due to an increase in the number of paying members on Alibaba.com, our global wholesale marketplace.

•                  Cainiao logistics services

Revenue from Cainiao Network’s logistics services, which represents revenue from its domestic and international one-stop-shop logistics services and supply chain management solutions, after elimination of inter-company transactions, was RMB4,951 million (US$699 million) in the quarter ended March 31, 2020, an increase of 28% compared to RMB3,861 million in the same quarter of 2019, primarily due to the increase in the volume of orders fulfilled from our fast growing cross-border and international commerce retail businesses.

•                  Local consumer services

Revenue from local consumer services, which primarily represents platform commissions, fees from provision of delivery services and other services provided by our on-demand delivery and local services platform Ele.me, was RMB4,841 million (US$684 million) in the quarter ended March 31, 2020, a decrease of 8% compared to RMB5,266 million in the same quarter of 2019, reflecting mass closure of restaurants and local merchants in China due to the COVID-19 pandemic.

Cloud computing

Revenue from our cloud computing business in the quarter ended March 31, 2020 was RMB12,217 million (US$1,725 million), an increase of 58% compared to RMB7,726 million in the same quarter of 2019, primarily driven by increased revenue contributions from both our public cloud and hybrid cloud businesses.

Digital media and entertainment

Revenue from our digital media and entertainment segment in the quarter ended March 31, 2020 was RMB5,944 million (US$840 million), an increase of 5% compared to RMB5,671 million in the same quarter of 2019. The increase was primarily due to an increase in subscription revenue from Youku driven by an increase in number of paying subscribers.

Innovation initiatives and others

Revenue from innovation initiatives and others in the quarter ended March 31, 2020 was RMB2,288 million (US$323 million), an increase of 90% compared to RMB1,207 million in the same quarter of 2019.  The increase was primarily due to an increase in revenue from online games and other business initiatives.

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Three months ended March 31,					% of
	2019		2020			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change
	(in millions, except percentages)
Costs and expenses:
Cost of revenue	55,610	60%	72,502	10,239	64%	4%
Product development expenses	8,659	10%	10,587	1,495	9%	(1)%
Sales and marketing expenses	9,649	10%	12,179	1,720	11%	1%
General and administrative expenses	7,612	8%	7,871	1,112	7%	(1)%
Amortization and impairment of intangible assets	3,203	3%	4,044	571	3%	0%
Total costs and expenses	84,733	91%	107,183	15,137	94%	3%

Share-based compensation expense by function:
Cost of revenue	1,951	2%	1,857	262	2%	0%
Product development expenses	2,801	3%	3,484	492	3%	0%
Sales and marketing expenses	764	1%	1,017	144	1%	0%
General and administrative expenses	1,594	2%	2,294	324	2%	0%
Total share-based compensation expense	7,110	8%	8,652	1,222	8%	0%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	53,659	58%	70,645	9,977	62%	4%
Product development expenses	5,858	7%	7,103	1,003	6%	(1)%
Sales and marketing expenses	8,885	9%	11,162	1,576	10%	1%
General and administrative expenses	6,018	6%	5,577	788	5%	(1)%
Amortization and impairment of intangible assets	3,203	3%	4,044	571	3%	0%
Total costs and expenses excluding share-based compensation expense	77,623	83%	98,531	13,915	86%	3%

Cost of revenue — Cost of revenue in the quarter ended March 31, 2020 was RMB72,502 million (US$10,239 million), or 64% of revenue, compared to RMB55,610 million, or 60% of revenue, in the same quarter of 2019. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 58% in the quarter ended March 31, 2019 to 62% in the quarter ended March 31, 2020. The increase was primarily due to an increase in revenue mix shift towards direct sales businesses such as New Retail and Tmall Supermarket, which resulted in increased cost of inventory, as well as our consolidation of Kaola, partly offset by a decrease in delivery costs of our local consumer services.

Product development expenses — Product development expenses in the quarter ended March 31, 2020 were RMB10,587 million (US$1,495 million), or 9% of revenue, compared to RMB8,659 million, or 10% of revenue, in the same quarter of 2019. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have decreased from 7% in the quarter ended March 31, 2019 to 6% in the quarter ended March 31, 2020.

Sales and marketing expenses — Sales and marketing expenses in the quarter ended March 31, 2020 were RMB12,179 million (US$1,720 million), or 11% of revenue, compared to RMB9,649 million, or 10% of revenue, in the same quarter of 2019. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 9% in the quarter ended March 31, 2019 to 10% in the quarter ended March 31, 2020.

General and administrative expenses — General and administrative expenses in the quarter ended March 31, 2020 were RMB7,871 million (US$1,112 million), or 7% of revenue, compared to RMB7,612 million, or 8% of revenue, in the same quarter of 2019. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have decreased from 6% in the quarter ended March 31, 2019 to 5% in the quarter ended March 31, 2020, primarily due to our US$250 million settlement of a U.S. federal class action lawsuit in the quarter ended March 31, 2019.

Share-based compensation expense — Total share-based compensation expense included in the cost and expense items above in the quarter ended March 31, 2020 was RMB8,652 million (US$1,222 million), an increase of 22% compared to RMB7,110 million in the same quarter of 2019. Share-based compensation expense as a percentage of revenue remained stable at 8% in the quarter ended March 31, 2020 and 2019.

The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended
	March 31, 2019		December 31, 2019		March 31, 2020			% Change
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue	YoY	QoQ
	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	6,099	7%	6,587	4%	6,832	965	6%	12%	4%
Ant Financial share-based awards granted to our employees(2)	435	0%	347	0%	259	37	0%	(40)%	(25)%
Others(3)	576	1%	896	0%	1,561	220	2%	171%	74%
Total share-based compensation expense	7,110	8%	7,830	4%	8,652	1,222	8%	22%	10%

(1)                    This includes awards granted to our employees, Ant Financial and other consultants. Awards granted to nonemployees were subject to mark-to-market accounting treatment until March 31, 2019. Beginning on April 1, 2019, we adopted ASU 2018-07, “Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting” under US GAAP.  As a result of adopting this new accounting update, these awards are no longer subject to mark-to-market accounting treatment. Commencing upon the receipt of the 33% equity interest in Ant Financial on September 23, 2019, the expense relating to Alibaba Group share-based awards granted to Ant Financial employees are recognized in share of results of equity investees.

(2) Awards subject to mark-to-market accounting treatment.

(3) Others primarily relate to share-based awards underlying the equity of our subsidiaries.

Share-based compensation expense related to Alibaba Group share-based awards granted to our employees remained stable in this quarter compared to the previous quarter. Share-based compensation expense related to share-based awards underlying the equity of our subsidiaries increased in this quarter compared to the previous quarter, mainly due to the impact arising from the cash settlement of such awards in this quarter.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of our shares, our subsidiaries’ share-based awards and the quantity of awards we grant to our employees and consultants in the future. Furthermore, we expect that our share-based compensation expense will continue to be affected by any future changes in the valuation of Ant Financial, although such changes will be non-cash and will not result in any economic cost or equity dilution to our shareholders.

Amortization and impairment of intangible assets — Amortization and impairment of intangible assets in the quarter ended March 31, 2020 was RMB4,044 million (US$571 million), an increase of 26% from RMB3,203 million in the same quarter of 2019, primarily due to an impairment loss of intangible assets recorded in the quarter ended March 31, 2020.

Income from operations and operating margin

Income from operations in the quarter ended March 31, 2020 was RMB7,131 million (US$1,007 million), or 6% of revenue, a decrease of 19% compared to RMB8,765 million, or 9% of revenue, in the same quarter of 2019, primarily due to the impact of the COVID-19 pandemic.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA increased 1% year-over-year to RMB25,440 million (US$3,593 million) in the quarter ended March 31, 2020, compared to RMB25,166 million in the same quarter of 2019.  Adjusted EBITA decreased 4% year-over-year to RMB19,827 million (US$2,800 million) in the quarter ended March 31, 2020, compared to RMB20,757 million in the same quarter of 2019, primarily due to the impact of the COVID-19 pandemic.  A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA and adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled “Information about Segments” above for a reconciliation of income from operations to adjusted EBITA.

	Three months ended March 31,
	2019		2020
	RMB	% of Segment Revenue	RMB	US$	% of Segment Revenue
	(in millions, except percentages)

Core commerce	27,484	35%	28,126	3,972	30%
Cloud computing	(164)	(2)%	(179)	(25)	(1)%
Digital media and entertainment	(2,828)	(50)%	(3,378)	(477)	(57)%
Innovation initiatives and others	(1,932)	(160)%	(3,063)	(433)	(134)%

Core commerce segment — Adjusted EBITA increased by 2% to RMB28,126 million (US$3,972 million) in the quarter ended March 31, 2020, compared to RMB27,484 million in the same quarter of 2019, primarily due to our reduced loss in strategic businesses, partly offset by a decrease in marketplace-based core commerce adjusted EBITA to RMB33,990 million (US$4,800 million) mainly as a result of the negative impact on customer management and commission revenue from the COVID-19 pandemic, which was also one of the factors that led to adjusted EBITA margin decreasing from 35% in the quarter ended March 31, 2019 to 30% in the quarter ended March 31, 2020.  The continuing revenue mix shift towards self-operated New Retail and direct sales businesses, where revenue is recorded on a gross basis, including the cost of inventory, as well as the effects of our consolidation of Kaola, also contributed to the decrease in adjusted EBITA margin.

A reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA is included at the end of this results announcement.

We expect that our core commerce adjusted EBITA margin will continue to be affected by the pace of our investment in new businesses and by a continuing revenue mix shift to self-operated New Retail and direct sales businesses.

Cloud computing segment — Adjusted EBITA in the quarter ended March 31, 2020 was a loss of RMB179 million (US$25 million), compared to a loss of RMB164 million in the same quarter of 2019. Adjusted EBITA margin improved to negative 1% in the quarter ended March 31, 2020 from negative 2% in the quarter ended March 31, 2019.

Digital media and entertainment segment — Adjusted EBITA in the quarter ended March 31, 2020 was a loss of RMB3,378 million (US$477 million), compared to a loss of RMB2,828 million in the same quarter of 2019. Adjusted EBITA margin decreased to negative 57% in the quarter ended March 31, 2020 from negative 50% in the quarter ended March 31, 2019, primarily due to our provision for doubtful debts of RMB437 million (US$62 million) on receivables from ticketing services and film related businesses that have been severely affected by the COVID-19 pandemic.

Innovation initiatives and others segment — Adjusted EBITA in the quarter ended March 31, 2020 was a loss of RMB3,063 million (US$433 million), compared to a loss of RMB1,932 million in the same quarter of 2019, primarily due to the increased loss from DingTalk as a result of our support to enterprises by providing remote working capabilities free-of-charge during the COVID-19 pandemic.

Interest and investment income, net

Interest and investment income, net in the quarter ended March 31, 2020 was a loss of RMB7,715 million (US$1,089 million), compared to an income of RMB18,665 million in the same quarter of 2019, primarily due to a net loss arising from decreases in the market prices of our equity investments in publicly-traded companies in the quarter ended March 31, 2020, compared to a net gain recorded in the same quarter of 2019. The above-mentioned gains and losses were excluded from our non-GAAP net income.

Other income, net

Other income, net in the quarter ended March 31, 2020 was RMB1,180 million (US$167 million), compared to RMB1,449 million in the same quarter of 2019.

Income tax expenses

Income tax expenses in the quarter ended March 31, 2020 were RMB2,628 million (US$371 million), compared to RMB5,025 million in the same quarter of 2019.

Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments, as well as the deferred tax effects on basis differences arising from our share of results of equity investees, our effective tax rate would have been 20% in the quarter ended March 31, 2020.

Share of results of equity investees

Share of results of equity investees in the quarter ended March 31, 2020 was RMB3,545 million (US$500 million), compared to RMB828 million in the same quarter of 2019.  We record our share of results of equity investees one quarter in arrears. Share of results of equity investees in the quarter ended March 31, 2020 and the comparative periods consisted of the following:

	Three months ended
	March 31, 2019	December 31, 2019	March 31, 2020
	RMB	RMB	RMB	US$
	(in millions)
Share of profit of equity investees
- Ant Financial(1)	—	215	5,109	721
- Others	1,306	2,229	164	23
Impairment loss	—	—	(234)	(33)
Dilution (loss) gain	(62)	166	(249)	(35)
Others(2)	(416)	(445)	(1,245)	(176)
Total	828	2,165	3,545	500

(1)         We received the 33% equity interest in Ant Financial on September 23, 2019.  Similar to other equity method investees, we record our share of results of Ant Financial one quarter in arrears. As such, the share of profit of Ant Financial in the quarter ended December 31, 2019 reflects our share of profit of Ant Financial for the period from the day following receipt of the equity interest to the end of the quarter on September 30, 2019.

(2)         Others mainly include amortization of intangible assets of equity investees and share-based compensation expense.

The year-over-year increase in share of results of equity investees was mainly due to our starting to recognize share of profit in Ant Financial after we received the 33% equity in Ant Financial in September 2019, partly offset by a decrease in our share of results of Suning. In addition, the increase in “Others” in the quarter ended March 31, 2020 was primarily due to the commencement of amortization of intangible assets of Ant Financial upon our receipt of an equity interest in Ant Financial. The COVID-19 pandemic has caused widespread disruptions to the economy and the businesses of our equity investees may be adversely affected, which could negatively impact our share of results of equity investees in future periods.

Net income and Non-GAAP net income

Our net income in the quarter ended March 31, 2020 was RMB348 million (US$49 million), a decrease of 99% compared to RMB23,379 million in the same quarter of 2019. The year-over-year decrease was primarily due to a net loss in investment income, mainly reflecting decreases in the market prices of our equity investments in publicly-traded companies, compared to a net gain recorded in the same quarter of 2019.

Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and intangible assets and certain other items, non-GAAP net income in the quarter ended March 31, 2020 was RMB22,287 million (US$3,148 million), an increase of 11% compared to RMB20,056 million in the same quarter of 2019. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended March 31, 2020 was RMB3,162 million (US$447 million), a decrease of 88% compared to RMB25,830 million in the same quarter of 2019. The year-over-year decrease was primarily due to a net loss in investment income, mainly reflecting decreases in the market prices of our equity investments in publicly-traded companies, compared to a net gain recorded in the same quarter of 2019.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in the quarter ended March 31, 2020 was RMB1.16 (US$0.16) on a weighted average of 21,822 million diluted shares outstanding during the quarter, a decrease of 88% compared to RMB9.84 on a weighted average of 21,002 million diluted shares outstanding during the same quarter in 2019 (giving effect, in each case, to our share split in July 2019). Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and intangible assets and certain other items, non-GAAP diluted earnings per ADS in the quarter ended March 31, 2020 was RMB9.20 (US$1.30), an increase of 7% compared to RMB8.57 in the same quarter of 2019.

Diluted earnings per share in the quarter ended March 31, 2020 was RMB0.14 (US$0.02 or HK$0.15), a decrease of 89% compared to RMB1.23 in the same quarter of 2019. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and intangible assets and certain other items, non-GAAP diluted earnings per share in the quarter ended March 31, 2020 was RMB1.15 (US$0.16 or HK$1.26), an increase of 7%, compared to RMB1.07 in the same quarter of 2019.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement.  Each ADS represents eight ordinary shares. See the section entitled “Share Subdivision and ADS Ratio Change” for more information.

Cash, cash equivalents and short-term investments

As of March 31, 2020, cash, cash equivalents and short-term investments were RMB358,981 million (US$50,698 million), compared to RMB351,946 million as of December 31, 2019. The increase in cash, cash equivalents and short-term investments during the quarter ended March 31, 2020 was primarily due to the cash inflow of RMB9,816 million (US$1,386 million) from disposal of various investments, partly offset by outflow of free cash flow from operations of RMB4,214 million (US$595 million).

Cash flow from operating activities and free cash flow

Net cash provided by operating activities in the quarter ended March 31, 2020 was RMB2,164 million (US$306 million), a decrease of 88% compared to RMB18,553 million in the same quarter of 2019. Free cash flow, a non-GAAP measurement of liquidity, was an outflow of RMB4,214 million (US$595 million), compared to an inflow of RMB10,714 million in the same quarter of 2019. The year-over-year decreases of RMB16,389 million in net cash provided by operating activities and RMB14,928 million in free cash flow, respectively, were primarily due to a decrease of RMB7,651 million in connection with the AliExpress Payment Services Restructuring, as explained in further detail above, as well as an increase in the amount of total refunds of annual service fee deposits from merchants of RMB2,688 million because more merchants achieved their agreed GMV targets in 2019.  Excluding the effect of the AliExpress Payment Services Restructuring, non-GAAP free cash flow for the quarter would have been an inflow of RMB1,977 million (US$279 million). A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended March 31, 2020, net cash used in investing activities of RMB32,995 million (US$4,660 million) primarily reflected (i) an increase in short-term investments by RMB26,919 million (US$3,802 million), (ii) capital expenditures of RMB9,683 million (US$1,367 million), which included cash outflow for acquisition of land use rights and construction in progress relating to office campuses of RMB5,802 million (US$819 million), (iii) cash outflow of RMB3,368 million (US$476 million) for investment and acquisition activities, as well as (iv) acquisition of licensed copyrights and other intangible assets of RMB2,716 million (US$384 million).  These cash outflows were partly offset by cash inflow of RMB9,816 million (US$1,386 million) from disposal of various investments.

Employees

As of March 31, 2020, we had a total of 117,600 employees, compared to 116,519 as of December 31, 2019.

FULL FISCAL YEAR 2020 SUMMARY FINANCIAL RESULTS

	Year ended March 31,
	2019	2020		YoY %
	RMB	RMB	US$(1)	Change
	(in millions, except percentages and per share amounts)

Revenue	376,844	509,711	71,985	35%

Income from operations	57,084	91,430	12,912	60%
Operating margin	15%	18%
Adjusted EBITDA(2)	121,943	157,659	22,266	29%
Adjusted EBITDA margin(2)	32%	31%
Adjusted EBITA(2)	106,981	137,136	19,367	28%
Adjusted EBITA margin(2)	28%	27%

Net income	80,234	140,350	19,821	75	%(3)
Net income attributable to ordinary shareholders	87,600	149,263	21,080	70	%(3)
Non-GAAP net income(2)	93,407	132,479	18,710	42%

Diluted earnings per share(4)	4.17	6.99	0.99	68	% (3)
Diluted earnings per ADS(4)	33.38	55.93	7.90	68	% (3)
Non-GAAP Diluted earnings per share(2) (4)	4.80	6.62	0.93	38%
Non-GAAP Diluted earnings per ADS(2) (4)	38.40	52.98	7.48	38%

(1)         This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) and Hong Kong dollars (“HK$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB7.0808 to US$1.00, the exchange rate on March 31, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK$ were made at RMB0.9137 to HK$1.00, the middle rate on March 31, 2020 as published by The People’s Bank of China. The U.S. dollar amounts of annual GMV for fiscal year 2020 presented in this results announcement represent the sums of GMV in U.S. dollars for the quarters ended June 30, September 30 and December 31, 2019 and March 31, 2020, each converted from the RMB amounts at the average daily exchange rate for each relevant quarter. The percentages stated in this announcement are calculated based on the RMB amounts and there may be minor differences due to rounding.

(2)         See the sections entitled “Information about Segments,” “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(3)         The year-over-year increase was primarily due to a one-time gain of RMB71.6 billion (US$10.1 billion) recognized upon the receipt of the 33% equity interest in Ant Financial, partly offset by a year-over-year decrease in revaluation and disposal gains (as discussed in detail under the “Interest and investment income, net” section below), and net losses from changes in the fair values and higher impairment charges relating to equity investments this year. Excluding these gains and losses and certain other items, our non-GAAP net income would have increased by 42% year-over-year.

(4)         Each ADS represents eight ordinary shares. See the section entitled “Share Subdivision and ADS Ratio Change” for more information.

FULL FISCAL YEAR 2020 INFORMATION BY SEGMENTS

The table below sets forth selected financial information of our operating segments for the fiscal year 2020:

	Year ended March 31, 2020
	Core commerce		Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	436,104		40,016	26,948	6,643	—	509,711	71,985

Income (loss) from operations	138,631		(7,016)	(14,937)	(12,951)	(12,297)	91,430	12,912
Add: Share-based compensation expense	15,427		5,577	2,444	4,050	4,244	31,742	4,483
Add: Amortization and impairment of intangible assets	11,742		25	1,377	86	158	13,388	1,891
Add: Impairment of goodwill	—		—	—	—	576	576	81

Adjusted EBITA	165,800	(2)	(1,414)	(11,116)	(8,815)	(7,319)	137,136	19,367
Adjusted EBITA margin	38%		(4)%	(41)%	(133)%		27%

	Year ended March 31, 2019
	Core commerce		Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	323,400		24,702	24,077	4,665	—	376,844

Income (loss) from operations	109,312		(5,508)	(20,046)	(11,795)	(14,879)	57,084
Add: Share-based compensation expense	17,694		4,332	2,988	5,774	6,703	37,491
Add: Amortization of intangible assets	9,161		18	1,262	50	236	10,727
Add: Settlement of U.S. federal class action lawsuit	—		—	—	—	1,679	1,679

Adjusted EBITA	136,167	(2)	(1,158)	(15,796)	(5,971)	(6,261)	106,981
Adjusted EBITA margin	42%		(5)%	(66)%	(128)%		28%

(1)         Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

(2)         Marketplace-based core commerce adjusted EBITA increased 19% year-over-year to RMB192,771 million (US$27,224 million). A reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA is included at the end of this results announcement.

FULL FISCAL YEAR 2020 OPERATIONAL AND FINANCIAL RESULTS

Revenue

Revenue in fiscal year 2020 was RMB509,711 million (US$71,985 million), an increase of 35% compared to RMB376,844 million in fiscal year 2019.  The increase was mainly driven by the robust revenue growth of our China commerce retail business and cloud computing.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Year ended March 31,
	2019		2020
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)
Core commerce:
China commerce retail
— Customer management	145,684	39%	175,396	24,771	34%	20%
— Commission	61,847	16%	71,086	10,039	14%	15%
— Others(1)	40,084	11%	86,268	12,183	17%	115%
	247,615	66%	332,750	46,993	65%	34%
China commerce wholesale	9,988	3%	12,427	1,755	3%	24%
International commerce retail	19,558	5%	24,323	3,435	5%	24%
International commerce wholesale	8,167	2%	9,594	1,355	2%	17%
Cainiao logistics services	14,885	4%	22,233	3,140	4%	49%
Local consumer services	18,058	5%	25,440	3,593	5%	41%
Others	5,129	1%	9,337	1,319	2%	82%
Total core commerce	323,400	86%	436,104	61,590	86%	35%

Cloud computing	24,702	7%	40,016	5,651	8%	62%
Digital media and entertainment	24,077	6%	26,948	3,806	5%	12%
Innovation initiatives and others	4,665	1%	6,643	938	1%	42%
Total	376,844	100%	509,711	71,985	100%	35%

(1)         “Others” revenue under China commerce retail is primarily generated by our New Retail and direct sales businesses, comprising mainly Freshippo, Tmall Supermarket, direct import and Intime.

Core commerce

•                  China commerce retail business

Revenue from our China commerce retail business in fiscal year 2020 was RMB332,750 million (US$46,993 million), an increase of 34% compared to RMB247,615 million in fiscal year 2019. Revenue from our China retail marketplaces continued to see strong growth. Combined customer management and commission revenues grew 19% year-over-year, which represents an increase of 20% in customer management revenue and an increase of 15% in commission revenue.  The growth of customer management revenue was primarily the result of an increase in the volume of paid clicks and an increase in the average unit price per click.

The growth of commission revenue was primarily due to strong 23% year-over-year growth of Tmall online physical goods GMV, excluding unpaid orders. Commission revenue did not grow in proportion to the growth of Tmall online physical goods GMV (excluding unpaid orders) primarily because of the revenue mix shift within Tmall Supermarket from commission-based revenue towards direct sales, which is classified as “Others” revenue under China commerce retail business, and also because more merchants under our merchant incentive program achieved annual GMV targets and received preferential commission rates.

“Others” revenue was RMB86,268 million (US$12,183 million), a significant increase compared to RMB40,084 million in fiscal year 2019, primarily driven by contributions from direct sales businesses, including Tmall Supermarket and Freshippo, as well as our consolidation of Kaola starting in September 2019.

We expect that the proportion of revenue of our direct sales businesses will continue to increase as we further implement our New Retail strategy.

•                  China commerce wholesale business

Revenue from our China commerce wholesale business in fiscal year 2020 was RMB12,427 million (US$1,755 million), an increase of 24% compared to RMB9,988 million in fiscal year 2019. The increase was primarily due to an increase in average revenue from paying members on 1688.com, our domestic wholesale marketplace, as well as an increase in revenue from Lingshoutong, a digital sourcing platform that connects FMCG brand manufacturers and their distributors directly to local mom-and-pop stores in China.

•                  International commerce retail business

Revenue from our international commerce retail business in fiscal year 2020 was RMB24,323 million (US$3,435 million), an increase of 24% compared to RMB19,558 million in fiscal year 2019.  The increase was primarily due to an increase in revenue from Lazada and Trendyol (which we consolidated in July 2018), as well as an increase in revenue from AliExpress.

•                  International commerce wholesale business

Revenue from our international commerce wholesale business in fiscal year 2020 was RMB9,594 million (US$1,355 million), an increase of 17% compared to RMB8,167 million in fiscal year 2019.  The increase was primarily due to an increase in the number of paying members on Alibaba.com, our global wholesale marketplace.

•                  Cainiao logistics services

Revenue from Cainiao Network’s logistics services, which represents revenue from its domestic and international one-stop-shop logistics services and supply chain management solutions, after elimination of inter-company transactions, was RMB22,233 million (US$3,140 million) in fiscal year 2020, an increase of 49% compared to RMB14,885 million in fiscal year 2019, primarily due to the increase in the volume of orders fulfilled from our fast growing cross-border and international commerce retail businesses.

•                  Local consumer services

Revenue from local consumer services, which primarily represents platform commissions, fees from provision of delivery services and other services provided by our on-demand delivery and local services platform Ele.me, was RMB25,440 million (US$3,593 million) in fiscal year 2020, an increase of 41% compared to RMB18,058 million in fiscal year 2019, primarily due to an increase in volume of orders delivered and an increase in average order value.

Cloud computing

Revenue from our cloud computing business in fiscal year 2020 was RMB40,016 million (US$5,651 million), an increase of 62% compared to RMB24,702 million in fiscal year 2019, primarily driven by increased revenue contributions from both our public cloud and hybrid cloud businesses.

Digital media and entertainment

Revenue from our digital media and entertainment business in fiscal year 2020 was RMB26,948 million (US$3,806 million), an increase of 12% compared to RMB24,077 million in fiscal year 2019. The increase was primarily due to our consolidation of Alibaba Pictures starting in March 2019.

Innovation initiatives and others

Revenue from innovation initiatives and others in fiscal year 2020 was RMB6,643 million (US$938 million), an increase of 42% compared to RMB4,665 million in fiscal year 2019. The increase was primarily due to an increase in revenue from online games and other business initiatives.

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Year ended March 31,					% of
	2019		2020			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change
	(in millions, except percentages)
Costs and expenses:
Cost of revenue	206,929	55%	282,367	39,878	55%	0%
Product development expenses	37,435	10%	43,080	6,085	9%	(1)%
Sales and marketing expenses	39,780	11%	50,673	7,156	10%	(1)%
General and administrative expenses	24,889	6%	28,197	3,982	5%	(1)%
Amortization and impairment of intangible assets	10,727	3%	13,388	1,891	3%	0%
Impairment of goodwill	—	—	576	81	0%	0%
Total costs and expenses	319,760	85%	418,281	59,073	82%	(3)%

Share-based compensation expense by function:
Cost of revenue	8,915	2%	7,322	1,034	1%	(1)%
Product development expenses	15,378	4%	13,654	1,928	3%	(1)%
Sales and marketing expenses	4,411	2%	3,830	541	1%	(1)%
General and administrative expenses	8,787	2%	6,936	980	1%	(1)%
Total share-based compensation expense	37,491	10%	31,742	4,483	6%	(4)%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	198,014	53%	275,045	38,844	54%	1%
Product development expenses	22,057	6%	29,426	4,157	6%	0%
Sales and marketing expenses	35,369	9%	46,843	6,615	9%	0%
General and administrative expenses	16,102	4%	21,261	3,002	4%	0%
Amortization and impairment of intangible assets	10,727	3%	13,388	1,891	3%	0%
Impairment of goodwill	—	—	576	81	0%	0%
Total costs and expenses excluding share-based compensation expense	282,269	75%	386,539	54,590	76%	1%

Cost of revenue — Cost of revenue in fiscal year 2020 was RMB282,367 million (US$39,878 million), or 55% of revenue, compared to RMB206,929 million, or 55% of revenue, in fiscal year 2019. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 53% in fiscal year 2019 to 54% in fiscal year 2020. The increase was primarily due to an increase in revenue mix shift towards direct sales businesses such as Tmall Supermarket and New Retail, which resulted in increased cost of inventory, as well as our consolidation of Kaola, partly offset by a decrease in content cost by Youku and efficiency gains from our technology and infrastructure.

Product development expenses — Product development expenses in fiscal year 2020 were RMB43,080 million (US$6,085 million), or 9% of revenue, compared to RMB37,435 million, or 10% of revenue, in fiscal year 2019. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have remained stable at 6% in fiscal year 2020 and 2019.

Sales and marketing expenses — Sales and marketing expenses in fiscal year 2020 were RMB50,673 million (US$7,156 million), or 10% of revenue, compared to RMB39,780 million, or 11% of revenue, in fiscal year 2019. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have remained stable at 9% in fiscal year 2020 and 2019.

General and administrative expenses — General and administrative expenses in fiscal year 2020 were RMB28,197 million (US$3,982 million), or 5% of revenue, compared to RMB24,889 million, or 6% of revenue, in fiscal year 2019. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have remained stable at 4% in fiscal year 2020 and 2019.

Share-based compensation expense — Total share-based compensation expense included in the cost and expense items above in fiscal year 2020 was RMB31,742 million (US$4,483 million), a decrease of 15% compared to RMB37,491 million in fiscal year 2019. Share-based compensation expense as a percentage of revenue decreased from 10% in fiscal year 2019 to 6% in fiscal year 2020.

The following table sets forth our analysis of share-based compensation expense for the periods indicated by type of share-based awards:

	Year ended March 31,
	2019		2020
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	22,727	6%	26,216	3,703	5%	15%
Ant Financial share-based awards granted to our employees(2)	12,855	3%	1,261	178	0%	(90)%
Others(3)	1,909	1%	4,265	602	1%	123%
Total share-based compensation expense	37,491	10%	31,742	4,483	6%	(15)%

(1)         This includes awards granted to our employees, Ant Financial and other consultants. Awards granted to nonemployees were subject to mark-to-market accounting treatment until March 31, 2019. Beginning on April 1, 2019, we adopted ASU 2018-07, “Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting” under US GAAP.  As a result of adopting this new accounting update, these awards are no longer subject to mark-to-market accounting treatment. Commencing upon the receipt of the 33% equity interest in Ant Financial on September 23, 2019, the expense relating to Alibaba Group share-based awards granted to Ant Financial employees are recognized in share of results of equity investees.

(2)         Awards subject to mark-to-market accounting treatment.

(3)         Others primarily relate to share-based awards underlying the equity of our subsidiaries.

Share-based compensation expense related to Alibaba Group share-based awards increased in fiscal year 2020 compared to fiscal year 2019. This increase is primarily due to the general increase in the average fair market value of the awards granted.

Share-based compensation expense related to Ant Financial share-based awards granted to our employees decreased significantly in fiscal year 2020 compared to fiscal year 2019.  This expense was significantly higher in fiscal year 2019 because during the year Ant Financial completed an equity financing at a higher valuation, which required us to recognize the increase in value of these awards.

Share-based compensation expense related to share-based awards underlying the equity of our subsidiaries increased in fiscal year 2020 compared to fiscal year 2019, mainly due to the increase in share-based awards granted and the impact arising from the cash settlement of such awards in this year.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of our shares, our subsidiaries’ share-based awards and the quantity of awards we grant to our employees and consultants in the future. Furthermore, we expect that our share-based compensation expense will continue to be affected by any future changes in the valuation of Ant Financial, although such changes will be non-cash and will not result in any economic cost or equity dilution to our shareholders.

Amortization and impairment of intangible assets — Amortization and impairment of intangible assets in fiscal year 2020 was RMB13,388 million (US$1,891 million), an increase of 25% from RMB10,727 million in fiscal year 2019, primarily due to the full year impact of the amortization of intangible assets acquired from business combinations of Koubei in December 2018.

Income from operations and operating margin

Income from operations in fiscal year 2020 was RMB91,430 million (US$12,912 million), or 18% of revenue, an increase of 60% compared to RMB57,084 million, or 15% of revenue, in fiscal year 2019.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA increased 29% year-over-year to RMB157,659 million (US$22,266 million) in fiscal year 2020, compared to RMB121,943 million in fiscal year 2019.  Adjusted EBITA increased 28% year-over-year to RMB137,136 million (US$19,367 million) in fiscal year 2020, compared to RMB106,981 million in fiscal year 2019. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA and adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled “Information about Segments” above for a reconciliation of income from operations to adjusted EBITA.

	Year ended March 31,
	2019		2020
	RMB	% of Segment Revenue	RMB	US$	% of Segment Revenue
	(in millions, except percentages)

Core commerce	136,167	42%	165,800	23,415	38%
Cloud computing	(1,158)	(5)%	(1,414)	(199)	(4)%
Digital media and entertainment	(15,796)	(66)%	(11,116)	(1,570)	(41)%
Innovation initiatives and others	(5,971)	(128)%	(8,815)	(1,245)	(133)%

Core commerce segment — Adjusted EBITA increased by 22% to RMB165,800 million (US$23,415 million) in fiscal year 2020, compared to RMB136,167 million in fiscal year 2019, primarily due to an increase in marketplace-based core commerce adjusted EBITA to RMB192,771 million (US$27,224 million). Adjusted EBITA margin decreased from 42% in fiscal year 2019 to 38% in fiscal year 2020 primarily due to a continuing revenue mix shift towards self-operated New Retail and direct sales businesses, where revenue is recorded on a gross basis, including the cost of inventory, as well as the effects of our consolidation of Kaola.

A reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA is included at the end of this results announcement.

We expect that our core commerce adjusted EBITA margin will continue to be affected by the pace of our investments in new businesses and by a continuing revenue mix shift to self-operated New Retail and direct sales businesses.

Cloud computing segment — Adjusted EBITA in fiscal year 2020 was a loss of RMB1,414 million (US$199 million), compared to a loss of RMB1,158 million in fiscal year 2019. Adjusted EBITA margin improved to negative 4% in fiscal year 2020 from negative 5% in fiscal year 2019.

Digital media and entertainment segment — Adjusted EBITA in fiscal year 2020 was a loss of RMB11,116 million (US$1,570 million), compared to a loss of RMB15,796 million in fiscal year 2019. Adjusted EBITA margin improved to negative 41% in fiscal year 2020 from negative 66% in fiscal year 2019, primarily due to reduced content cost by Youku as a result of our more disciplined content spending policy.

Innovation initiatives and others segment — Adjusted EBITA in fiscal year 2020 was a loss of RMB8,815 million (US$1,245 million), compared to a loss of RMB5,971 million in fiscal year 2019. The increase in adjusted EBITA loss was primarily due to the increased loss from DingTalk and other new business initiatives, as well as our investments in technological research and innovation.

Interest and investment income, net

Interest and investment income, net in fiscal year 2020 was RMB72,956 million (US$10,303 million), compared to RMB44,106 million in fiscal year 2019.  In fiscal year 2020,  we recognized one-time gains of RMB71.6 billion (US$10.1 billion) and RMB10.3 billion (US$1.5 billion) in relation to the receipt of the 33% equity interest in Ant Financial and our deconsolidation of the AliExpress Russia businesses, respectively.  In fiscal year 2019, we recognized one-time gains of RMB22.0 billion and RMB5.8 billion arising from the revaluation of our previously held equity interest in Koubei and Alibaba Pictures when we obtained control over these businesses in December 2018 and March 2019, respectively.  The increase in one-time gains in fiscal year 2020 was partly offset by net losses arising from changes in the fair values of our equity investments, compared to net gains recorded on such fair value changes in fiscal year 2019.

The above-mentioned gains and losses were excluded from our non-GAAP net income.

Other income, net

Other income, net in fiscal year 2020 was RMB7,439 million (US$1,051 million), compared to RMB221 million in fiscal year 2019. The increase in other income, net was primarily due to an increase in royalty fees and software technology service fees from Ant Financial and a decrease in exchange loss. Royalty fees and software technology service fees under our profit sharing arrangement with Ant Financial amounted to RMB3,835 million (US$542 million) in fiscal year 2020, as compared to RMB517 million in fiscal year 2019. The profit sharing arrangement was terminated in September 2019 upon our receipt of the 33% equity interest in Ant Financial.

Income tax expenses

Income tax expenses in fiscal year 2020 were RMB20,562 million (US$2,904 million), compared to RMB16,553 million in fiscal year 2019.

Our effective tax rate decreased to 12% in fiscal year 2020 from 17% in fiscal year 2019. Excluding the one-time gain in relation to the receipt of the 33% equity interest in Ant Financial, share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and goodwill, as well as the deferred tax effects on basis differences arising from our share of results of equity investees, our effective tax rate would have been 17% in fiscal year 2020.

Share of results of equity investees

Share of results of equity investees in fiscal year 2020 was a loss of RMB5,733 million (US$810 million), compared to a profit of RMB566 million in fiscal year 2019.  We record our share of results of equity investees one quarter in arrears.  Share of results of equity investees in fiscal year 2020 and the comparative periods consisted of the following:

	Year ended March 31,
	2019	2020
	RMB	RMB	US$
	(in millions)
Share of profit of equity investees:
— Ant Financial(1)	—	5,324	752
— Others	2,997	3,332	470
Impairment loss	(493)	(11,824)	(1,670)
Dilution loss	(185)	(108)	(15)
Others(2)	(1,753)	(2,457)	(347)
Total	566	(5,733)	(810)

(1)         We received the 33% equity interest in Ant Financial on September 23, 2019.  Similar to other equity method investees, we record our share of results of Ant Financial one quarter in arrears. As such, the share of profit of Ant Financial in fiscal year 2020 reflects our share of profit of Ant Financial for the period from the day following receipt of the equity interest to the end of the quarter on December 31, 2019.

(2)         Others mainly include amortization of intangible assets of equity investees and share-based compensation expense.

The year-over-year decrease in share of results of equity investees was mainly due to impairment loss of RMB11,824 million (US$1,670 million) with respect to certain equity investees as a result of their prolonged decline in market values against our carrying values, partly offset by our share of profit in Ant Financial. The COVID-19 pandemic has caused widespread disruptions to the economy and the businesses of our equity investees may be adversely affected, which could negatively impact our share of results of equity investees in future periods.

Net income and Non-GAAP net income

Our net income in fiscal year 2020 was RMB140,350 million (US$19,821 million), an increase of 75% compared to RMB80,234 million in fiscal year 2019.

Excluding the one-time gain in relation to the receipt of the 33% equity interest in Ant Financial, share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments, intangible assets and goodwill and certain other items, non-GAAP net income in fiscal year 2020 was RMB132,479 million (US$18,710 million), an increase of 42% compared to RMB93,407 million in fiscal year 2019. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in fiscal year 2020 was RMB149,263 million (US$21,080 million), an increase of 70% compared to RMB87,600 million in fiscal year 2019.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in the fiscal year 2020 was RMB55.93 (US$7.90) on a weighted average of 21,346 million diluted shares outstanding during the year, an increase of 68% compared to RMB33.38 on a weighted average of 20,988 million diluted shares outstanding in fiscal year 2019 (giving effect, in each case, to our share split in July 2019). Excluding the one-time gain in relation to the receipt of the 33% equity interest in Ant Financial, share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments, intangible assets and goodwill and certain other items, non-GAAP diluted earnings per ADS in fiscal year 2020 was RMB52.98 (US$7.48), an increase of 38% compared to RMB38.40 in fiscal year 2019.

Diluted earnings per share in fiscal year 2020 was RMB6.99 (US$0.99 or HK$7.65), an increase of 68% compared to RMB4.17 in fiscal year 2019. Excluding the one-time gain in relation to the receipt of the 33% equity interest in Ant Financial, share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments, intangible assets and goodwill and certain other items, non-GAAP diluted earnings per share in fiscal year 2020 was RMB6.62 (US$0.93 or HK$7.25), an increase of 38%, compared to RMB4.80 in fiscal year 2019.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement.  Each ADS represents eight ordinary shares. See the section entitled “Share Subdivision and ADS Ratio Change” for more information.

Cash, cash equivalents and short-term investments

As of March 31, 2020, cash, cash equivalents and short-term investments were RMB358,981 million (US$50,698 million), compared to RMB193,238 million as of March 31, 2019. The increase in cash, cash equivalents and short-term investments in fiscal year 2020 was primarily due to free cash flow generated from operations of RMB130,914 million (US$18,489 million) and net proceeds of RMB90,546 million (US$12,788 million) from the issuance of shares in connection with our global offering, partly offset by net cash used in investment and acquisition activities of RMB38,104 million (US$5,381 million).

Cash flow from operating activities and free cash flow

Net cash provided by operating activities in fiscal year 2020 was RMB180,607 million (US$25,507 million), an increase of 20% compared to RMB150,975 million in fiscal year 2019. Free cash flow, a non-GAAP measurement of liquidity, in fiscal year 2020 increased by 25% to RMB130,914 million (US$18,489 million), from RMB104,478 million in fiscal year 2019, primarily due to our robust profitability growth.  A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During fiscal year 2020, net cash used in investing activities of RMB108,072 million (US$15,263 million) primarily reflected (i) cash outflow of RMB56,873 million (US$8,032 million) for investment and acquisition activities, including the acquisition of Kaola and investment in Meinian Onehealth Healthcare, Red Star Macalline, STO Express and China TransInfo, (ii) capital expenditures of RMB32,550 million (US$4,597 million), which included cash outflow for acquisition of land use rights and construction in progress relating to office campuses of RMB7,888 million (US$1,114 million), (iii) an increase in short-term investments by RMB24,907 million (US$3,518 million), as well as (iv) acquisition of licensed copyrights and other intangible assets of RMB12,836 million (US$1,813 million). These cash outflows were partly offset by cash inflow of RMB18,769 million (US$2,651 million) from the disposal of various investments. In addition, in connection with the receipt of the 33% equity interest in Ant Financial, the net cash impact is minimal because the consideration paid was fully funded by the amount we received for the transfer of certain intellectual property and assets to Ant Financial.

Share Subdivision and ADS Ratio Change

On July 30, 2019, we effected a 1-to-8 share subdivision, as a result of which each ordinary share was subdivided into eight ordinary shares (the “Share Subdivision”).  At the same time, we changed our ordinary share-to-ADS ratio.  Following the ADS ratio change, each ADS now represents eight ordinary shares.  Because the ADS ratio change was exactly proportionate to the Share Subdivision, no new ADSs were issued to any ADS holder and the total number of our outstanding ADSs remains unchanged.

The tables below set forth the pre- and post-share subdivision earnings per share/ADS attributable to ordinary shareholders and weighted average number of shares used in calculating earnings per ordinary share for the periods indicated.

	Three months ended March 31,
	2019		2020
	Pre-Share Subdivision	Post-Share Subdivision	Pre-Share Subdivision		Post-Share Subdivision
	RMB	RMB	RMB	US$	RMB	US$
	(except share data)
Earnings per share attributable to ordinary shareholders
Basic	10.02	1.25	1.18	0.17	0.15	0.02
Diluted	9.84	1.23	1.16	0.16	0.14	0.02
Non-GAAP diluted	8.57	1.07	9.20	1.30	1.15	0.16

Earnings per ADS attributable to ordinary shareholders
Basic	10.02	10.02	1.18	0.17	1.18	0.17
Diluted	9.84	9.84	1.16	0.16	1.16	0.16
Non-GAAP diluted	8.57	8.57	9.20	1.30	9.20	1.30

Weighted average number of shares used in calculating earnings per ordinary share (million shares)
Basic	2,579	20,635	2,679		21,435
Diluted	2,625	21,002	2,727		21,822

	Year ended March 31,
	2019		2020
	Pre-Share Subdivision	Post-Share Subdivision	Pre-Share Subdivision		Post-Share Subdivision
	RMB	RMB	RMB	US$	RMB	US$
	(except share data)
Earnings per share attributable to ordinary shareholders
Basic	33.95	4.24	56.82	8.02	7.10	1.00
Diluted	33.38	4.17	55.93	7.90	6.99	0.99
Non-GAAP diluted	38.40	4.80	52.98	7.48	6.62	0.93

Earnings per ADS attributable to ordinary shareholders
Basic	33.95	33.95	56.82	8.02	56.82	8.02
Diluted	33.38	33.38	55.93	7.90	55.93	7.90
Non-GAAP diluted	38.40	38.40	52.98	7.48	52.98	7.48

Weighted average number of shares used in calculating earnings per ordinary share (million shares)
Basic	2,580	20,640	2,627		21,017
Diluted	2,623	20,988	2,668		21,346

WEBCAST AND CONFERENCE CALL INFORMATION

Alibaba Group’s management will hold a conference call to discuss the financial result at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Hong Kong Time) on May 22, 2020.

Details of the conference call are as follows:

International: +65 6713 5330

U.S.: +1 347 549 4094

U.K.: +44 203 713 5084

Hong Kong: +852 3018 8307

China Landline: 800 8700 532

China Mobile: 400 624 0407

Conference ID: 5870545 (English)

Conference ID: 1575158 (simultaneous interpretation in Chinese)

A live webcast of the earnings conference call can be accessed at http://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week (dial-in number: +61 2 8199 0299; same conference ID as shown above).

Our results announcement and accompanying slides are available at Alibaba Group’s Investor Relations website at http://www.alibabagroup.com/en/ir/home on May 22, 2020.

ABOUT ALIBABA GROUP

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a good company that lasts for 102 years.

CONTACTS

Investor Relations Contact

Rob Lin

investor@alibabagroup.com

Media Contacts

Brion Tingler

brion.tingler@alibaba-inc.com

Adam Najberg

adam.najberg@alibaba-inc.com

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements.  In addition, statements that are not historical facts, including statements about Alibaba’s strategies and business plans, Alibaba’s beliefs, expectations and guidance regarding the growth of its business and its revenue, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements.  Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: impact of the COVID-19 pandemic, Alibaba’s expected revenue growth; Alibaba’s goals and strategies; Alibaba’s future business development; Alibaba’s ability to maintain the trusted status of its digital economy; risks associated with sustained investments in Alibaba’s business and strategic acquisitions and investments; Alibaba’s ability to maintain or grow its revenue or business; Alibaba’s ability to continue to compete effectively and maintain and improve the network effects of its digital economy; company culture; Alibaba’s ability to continue to innovate; risks and challenges associated with operating a complex and large-scale company, risks associated with international and cross-border businesses and operations, including protectionist or national security policies; uncertainties arising from competition among countries and geopolitical tensions; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations; privacy and regulatory concerns; security breaches; risks associated with the performance of our business partners, including but not limited to Ant Financial; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in Alibaba’s filings with the SEC and announcements on the website of The Hong Kong Stock Exchange. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), marketplace-based core commerce adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow. For more information on these non-GAAP financial measures, please refer to the section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, marketplace-based core commerce adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income, as well as one measure that provides supplemental information on our core commerce segment, namely marketplace-based core commerce adjusted EBITA, in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, marketplace-based core commerce adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, adjusted EBITA for core commerce, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization, depreciation, operating lease cost relating to land use rights, impairment of intangible assets and goodwill, and (iii) settlement of a U.S. federal class action lawsuit, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets and goodwill, and (iii) settlement of a U.S. federal class action lawsuit, which we do not believe are reflective of our core operating performance during the periods presented.

Marketplace-based core commerce adjusted EBITA represents adjusted EBITA for core commerce excluding the effects of (i) local consumer services, (ii) Lazada, (iii) New Retail and direct import and (iv) Cainiao Network. Marketplace-based core commerce adjusted EBITA reflects the performance of our most established businesses, namely, those of our China retail marketplaces and wholesale marketplaces which primarily adopt a marketplace-based approach. By excluding certain businesses that are in the earlier stages of their development and with business approaches that continue to evolve, marketplace-based core commerce adjusted EBITA enables investors to clearly evaluate the performance of our most established businesses on a like-for-like basis.

Non-GAAP net income represents net income before share-based compensation expense, amortization, impairment of investments, intangible assets and goodwill, gain or loss on deemed disposals/disposals/revaluation of investments, settlement of a U.S. federal class action lawsuit, gain in relation to the receipt of the 33% equity interest in Ant Financial, amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial and others, as adjusted for the tax effects on non-GAAP adjustments.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses), licensed copyrights and other intangible assets, as well as adjustments to exclude from net cash provided by operating activities the consumer protection fund deposits from merchants on our China retail marketplaces. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude “acquisition of land use rights and construction in progress relating to office campuses” because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude consumer protection fund deposits from merchants on our China retail marketplaces because these deposits are restricted for the purpose of compensating consumers for claims against merchants.

The section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended March 31,			Year ended March 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Revenue	93,498	114,314	16,144	376,844	509,711	71,985
Cost of revenue	(55,610)	(72,502)	(10,239)	(206,929)	(282,367)	(39,878)
Product development expenses	(8,659)	(10,587)	(1,495)	(37,435)	(43,080)	(6,085)
Sales and marketing expenses	(9,649)	(12,179)	(1,720)	(39,780)	(50,673)	(7,156)
General and administrative expenses	(7,612)	(7,871)	(1,112)	(24,889)	(28,197)	(3,982)
Amortization and impairment of intangible assets	(3,203)	(4,044)	(571)	(10,727)	(13,388)	(1,891)
Impairment of goodwill	—	—	—	—	(576)	(81)

Income from operations	8,765	7,131	1,007	57,084	91,430	12,912
Interest and investment income, net	18,665	(7,715)	(1,089)	44,106	72,956	10,303
Interest expense	(1,303)	(1,165)	(165)	(5,190)	(5,180)	(731)
Other income, net	1,449	1,180	167	221	7,439	1,051

Income (loss) before income tax and share of results of equity investees	27,576	(569)	(80)	96,221	166,645	23,535
Income tax expenses	(5,025)	(2,628)	(371)	(16,553)	(20,562)	(2,904)
Share of results of equity investees	828	3,545	500	566	(5,733)	(810)

Net income	23,379	348	49	80,234	140,350	19,821
Net loss attributable to noncontrolling interests	2,534	2,872	406	7,652	9,083	1,283

Net income attributable to Alibaba Group Holding Limited	25,913	3,220	455	87,886	149,433	21,104

Accretion of mezzanine equity	(83)	(58)	(8)	(286)	(170)	(24)
Net income attributable to ordinary shareholders	25,830	3,162	447	87,600	149,263	21,080

Earnings per share attributable to ordinary shareholders(1)
Basic	1.25	0.15	0.02	4.24	7.10	1.00
Diluted	1.23	0.14	0.02	4.17	6.99	0.99

Earnings per ADS attributable to ordinary shareholders(1)
Basic	10.02	1.18	0.17	33.95	56.82	8.02
Diluted	9.84	1.16	0.16	33.38	55.93	7.90

Weighted average number of share used in calculating earnings per ordinary share (million shares)(1)
Basic	20,635	21,435		20,640	21,017
Diluted	21,002	21,822		20,988	21,346

(1) Each ADS represents eight ordinary shares. See the section entitled “Share Subdivision and ADS Ratio Change” for more information.

ALIBABA GROUP HOLDING LIMITED

REVENUE

The following table sets forth our revenue by segments for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce(1)	78,894	93,865	13,256	323,400	436,104	61,590
Cloud computing(2)	7,726	12,217	1,725	24,702	40,016	5,651
Digital media and entertainment(3)	5,671	5,944	840	24,077	26,948	3,806
Innovation initiatives and others(4)	1,207	2,288	323	4,665	6,643	938

Total	93,498	114,314	16,144	376,844	509,711	71,985

(1)                    Revenue from core commerce is primarily generated from our China retail marketplaces, Freshippo, 1688.com, Lazada.com, AliExpress, Alibaba.com, Cainiao logistics services and local consumer services.

(2)                    Revenue from cloud computing is primarily generated from the provision of services, such as elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and IoT services.

(3)                    Revenue from digital media and entertainment is primarily generated from Youku and UCWeb.

(4)                    Revenue from innovation initiatives and others is primarily generated from businesses such as online games, Amap, Tmall Genie and other innovation initiatives.  Other revenue also includes SME annual fee received from Ant Financial and its affiliates.

ALIBABA GROUP HOLDING LIMITED

INFORMATION ABOUT SEGMENTS

The following table sets forth our income (loss) from operations by segments for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce	21,632	20,166	2,848	109,312	138,631	19,578
Cloud computing	(1,036)	(1,757)	(248)	(5,508)	(7,016)	(991)
Digital media and entertainment	(3,854)	(4,491)	(634)	(20,046)	(14,937)	(2,109)
Innovation initiatives and others	(3,270)	(4,022)	(568)	(11,795)	(12,951)	(1,829)
Unallocated	(4,707)	(2,765)	(391)	(14,879)	(12,297)	(1,737)

Total	8,765	7,131	1,007	57,084	91,430	12,912

The following table sets forth our adjusted EBITA by segments for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce	27,484	28,126	3,972	136,167	165,800	23,415
Cloud computing	(164)	(179)	(25)	(1,158)	(1,414)	(199)
Digital media and entertainment	(2,828)	(3,378)	(477)	(15,796)	(11,116)	(1,570)
Innovation initiatives and others	(1,932)	(3,063)	(433)	(5,971)	(8,815)	(1,245)
Unallocated	(1,803)	(1,679)	(237)	(6,261)	(7,319)	(1,034)

Total	20,757	19,827	2,800	106,981	137,136	19,367

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of March 31,
	2019	2020
	RMB	RMB	US$
	(in millions)
Assets
Current assets:
Cash and cash equivalents	189,976	330,503	46,676
Short-term investments	3,262	28,478	4,022
Restricted cash and escrow receivables	8,518	15,479	2,186
Investment securities	9,927	4,234	598
Prepayments, receivables and other assets	58,590	84,229	11,895
Total current assets	270,273	462,923	65,377

Investment securities	157,090	161,329	22,784
Prepayments, receivables and other assets(1)	28,018	57,985	8,189
Investment in equity investees	84,454	189,632	26,782
Property and equipment, net	92,030	103,387	14,601
Intangible assets, net	68,276	60,947	8,607
Goodwill	264,935	276,782	39,089
Total assets	965,076	1,312,985	185,429

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	7,356	5,154	728
Current unsecured senior notes	15,110	—	—
Income tax payable	17,685	20,190	2,851
Escrow money payable	8,250	3,014	426
Accrued expenses, accounts payable and other liabilities(1)	117,711	161,536	22,813
Merchant deposits	10,762	13,640	1,926
Deferred revenue and customer advances	30,795	38,338	5,415
Total current liabilities	207,669	241,872	34,159

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of March 31,
	2019	2020
	RMB	RMB	US$
	(in millions)
Deferred revenue	1,467	2,025	286
Deferred tax liabilities	22,517	43,898	6,200
Non-current bank borrowings	35,427	39,660	5,601
Non-current unsecured senior notes	76,407	80,616	11,385
Other liabilities(1)	6,187	25,263	3,567
Total liabilities	349,674	433,334	61,198

Commitments and contingencies	—	—	—

Mezzanine equity	6,819	9,103	1,286

Shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	231,783	343,707	48,541
Treasury shares at cost	—	—	—
Restructuring reserve	(97)	—	—
Subscription receivables	(49)	(51)	(7)
Statutory reserves	5,068	6,100	861
Accumulated other comprehensive loss	(2,335)	(643)	(91)
Retained earnings	257,886	406,287	57,379

Total shareholders’ equity	492,257	755,401	106,683
Noncontrolling interests	116,326	115,147	16,262

Total equity	608,583	870,548	122,945

Total liabilities, mezzanine equity and equity	965,076	1,312,985	185,429

(1)          We adopted ASU 2016-02, “Leases (Topic 842)” beginning in the first quarter of fiscal year 2020 using the modified retrospective method and no adjustments are made to the comparative periods. Adoption of the standard resulted in the recognition of operating lease right-of-use assets of approximately RMB24.9 billion and operating lease liabilities of approximately RMB19.4 billion on the consolidated balance sheet as of April 1, 2019.

Operating lease right-of-use assets are included in non-current prepayments, receivables and other assets, and operating lease liabilities are included in current accrued expenses, accounts payable and other liabilities and other non-current liabilities on the consolidated balance sheets.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,			Year ended March 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
		(in millions)			(in millions)
Net cash provided by operating activities	18,553	2,164	306	150,975	180,607	25,507
Net cash used in investing activities	(16,751)	(32,995)	(4,660)	(151,060)	(108,072)	(15,263)
Net cash provided by (used in) financing activities	719	2,967	419	(7,392)	70,853	10,006
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	(1,142)	2,322	328	3,245	4,100	579

Increase (Decrease) in cash and cash equivalents, restricted cash and escrow receivables	1,379	(25,542)	(3,607)	(4,232)	147,488	20,829
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	197,115	371,524	52,469	202,726	198,494	28,033

Cash and cash equivalents, restricted cash and escrow receivables at end of period	198,494	345,982	48,862	198,494	345,982	48,862

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
		(in millions)			(in millions)
Net income	23,379	348	49	80,234	140,350	19,821
Less: Interest and investment income, net	(18,665)	7,715	1,089	(44,106)	(72,956)	(10,303)
Add: Interest expense	1,303	1,165	165	5,190	5,180	731
Less: Other income, net	(1,449)	(1,180)	(167)	(221)	(7,439)	(1,051)
Add: Income tax expenses	5,025	2,628	371	16,553	20,562	2,904
Add: Share of results of equity investees	(828)	(3,545)	(500)	(566)	5,733	810
Income from operations	8,765	7,131	1,007	57,084	91,430	12,912
Add: Share-based compensation expense	7,110	8,652	1,222	37,491	31,742	4,483
Add: Amortization and impairment of intangible assets	3,203	4,044	571	10,727	13,388	1,891
Add: Impairment of goodwill	—	—	—	—	576	81
Add: Settlement of U.S. federal class action lawsuit	1,679	—	—	1,679	—	—
Adjusted EBITA	20,757	19,827	2,800	106,981	137,136	19,367
Add: Depreciation and amortization of property and equipment, and operating lease cost relating to land use rights	4,409	5,613	793	14,962	20,523	2,899
Adjusted EBITDA	25,166	25,440	3,593	121,943	157,659	22,266

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
		(in millions)			(in millions)
Adjusted EBITA for core commerce	27,484	28,126	3,972	136,167	165,800	23,415
Less: Effects of local consumer services, Lazada, New Retail and direct import and Cainiao Network	7,204	5,864	828	25,422	26,971	3,809
Marketplace-based core commerce adjusted EBITA	34,688	33,990	4,800	161,589	192,771	27,224

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
		(in millions)			(in millions)
Net income	23,379	348	49	80,234	140,350	19,821
Add: Share-based compensation expense	7,110	8,652	1,222	37,491	31,742	4,483
Add: Amortization and impairment of intangible assets	3,203	4,044	571	10,727	13,388	1,891
Add: Impairment of goodwill and investments	3,450	709	100	11,360	25,656	3,623
Less: Gain (Loss) on deemed disposals/disposals/ revaluation of investments and others	(19,961)	10,334	1,460	(47,525)	(4,764)	(673)
Add: Settlement of U.S. federal class action lawsuit	1,679	—	—	1,679	—	—
Less: Gain in relation to the receipt of the 33% equity interest in Ant Financial	—	—	—	—	(71,561)	(10,106)
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial	66	—	—	264	97	14
Adjusted for tax effects on non-GAAP adjustments(1)	1,130	(1,800)	(254)	(823)	(2,429)	(343)

Non-GAAP net income	20,056	22,287	3,148	93,407	132,479	18,710

(1)         Tax effects on non-GAAP adjustments primarily comprised of tax effects relating to the share-based compensation expense, certain gains and losses from investments and amortization and impairment of intangible assets.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Net income attributable to ordinary shareholders — basic	25,830	3,162	447	87,600	149,263	21,080
Dilution effect on earnings arising from option plans operated by equity investees and subsidiaries	(11)	(1)	—	(42)	(48)	(7)
Net income attributable to ordinary shareholders — diluted	25,819	3,161	447	87,558	149,215	21,073
Add: Non-GAAP adjustments to net income(1)	(3,323)	21,939	3,099	13,173	(7,871)	(1,111)

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	22,496	25,100	3,546	100,731	141,344	19,962

Weighted average number of shares on a diluted basis (million shares)(5)	21,002	21,822		20,988	21,346

Diluted earnings per share(2)(5)	1.23	0.14	0.02	4.17	6.99	0.99
Add: Non-GAAP adjustments to net income per share(3)(5)	(0.16)	1.01	0.14	0.63	(0.37)	(0.06)

Non-GAAP diluted earnings per share(4)(5)	1.07	1.15	0.16	4.80	6.62	0.93

Diluted earnings per ADS(2)(5)	9.84	1.16	0.16	33.38	55.93	7.90
Add: Non-GAAP adjustments to net income per ADS(3)(5)	(1.27)	8.04	1.14	5.02	(2.95)	(0.42)

Non-GAAP diluted earnings per ADS(4)(5)	8.57	9.20	1.30	38.40	52.98	7.48

(1)        See the table above for the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.

(2)        Diluted earnings per share is derived from net income attributable to ordinary shareholders for computing diluted earnings per share divided by weighted average number of shares on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

(3)        Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis. Non-GAAP adjustments to net income per ADS is derived from the non-GAAP adjustments to net income per share after adjustment to the ordinary share-to-ADS ratio.

(4)        Non-GAAP diluted earnings per share is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share divided by weighted average number of shares on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

(5)        Each ADS represents eight ordinary shares. See the section entitled “Share Subdivision and ADS Ratio Change” for more information.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
		(in millions)			(in millions)
Net cash provided by operating activities	18,553	2,164	306	150,975	180,607	25,507
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(5,688)	(3,881)	(548)	(32,336)	(24,662)	(3,483)
Less: Acquisition of licensed copyrights and other intangible assets	(2,151)	(2,716)	(384)	(14,161)	(12,836)	(1,813)
Less: Changes in the consumer protection fund deposits	—	219	31	—	(12,195)	(1,722)

Free cash flow	10,714	(4,214)	(595)	104,478	130,914	18,489

ALIBABA GROUP HOLDING LIMITED

SELECTED OPERATING DATA

Annual active consumers

The table below sets forth the number of active consumers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019	Sept 30, 2019	Dec 31, 2019	Mar 31, 2020
	(in millions)
Annual active consumers	576	601	636	654	674	693	711	726

Mobile

The table below sets forth the mobile MAUs on our China retail marketplaces for the periods indicated:

	The month ended
	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019	Sept 30, 2019	Dec 31, 2019	Mar 31, 2020
	(in millions)
Mobile MAUs	634	666	699	721	755	785	824	846

GMV

The table below sets forth the GMV, in respect of our China retail marketplaces for the periods indicated:

	Year ended
	Mar 31, 2018	Mar 31, 2019	Mar 31, 2020
	(in billions of RMB)
GMV
Taobao Marketplace GMV	2,689	3,115	3,387
Tmall GMV	2,131	2,612	3,202
Total GMV	4,820	5,727	6,589